Exhibit 99.1

MAG Silver Corp. Unaudited Condensed Interim Consolidated Financial Statements (expressed in thousands of US dollars) For the three and six months ended June 30, 2022 Dated: August 12, 2022

A copy of this report will be provided to any shareholder who requests it.

VANCOUVER OFFICE Suite 770 800 W. Pender Street Vancouver, BC V6C 2V6	604 630 1399 phone 866 630 1399 toll free 604 681 0894 fax	TSX: MAG NYSE American : MAG www.magsilver.com info@magsilver.com

MAG SILVER CORP.

Condensed Interim Consolidated Statements of Income (Loss)  and Comprehensive Income (Loss)

For the three and six months ended June 30, 2022 and 2021

(In thousands of US dollars, except for shares and per share amounts - Unaudited)

		Three months ended		Six months ended
		June 30,	June 30,	June 30,	June 30,
		2022	2021	2022	2021
	Note	$	$	$	$

Income from equity accounted investment in Juanicipio	8	12,347	4,820	26,109	5,452
General and administrative expenses	4	(3,282)	(3,029)	(5,552)	(5,802)
General exploration and business development		(66)	(33)	(91)	(40)
Exploration and evaluation costs written down	9	-	-	(10,471)	-
Operating income (loss)		8,999	1,758	9,995	(390)

Interest income		18	42	119	127
Foreign exchange (loss) gain		(185)	100	(204)	148
Income (loss) before income tax		8,832	1,900	9,910	(115)

Deferred income tax (expense) benefit		(1,270)	1,405	332	(242)
Income (loss) for the period		7,562	3,305	10,242	(357)

Other comprehensive (loss) income
Items that will not be reclassified subsequently to profit or loss:
Unrealized loss on equity securities	7	(1)	(101)	(59)	(3,424)
Net of deferred tax benefit		-	14	7	465
Other comprehensive (loss) income		(1)	(87)	(52)	(2,959)

Total comprehensive income (loss)		7,561	3,218	10,190	(3,316)

Basic and diluted income (loss) per share		0.08	0.03	0.10	(0.00)

Weighted average shares outstanding	11a
Basic		98,238,658	94,884,411	98,030,207	94,857,283
Diluted		98,524,121	95,235,559	98,335,822	94,857,283

See accompanying notes to the condensed interim consolidated financial statements

2

MAG SILVER CORP.

Condensed Interim Consolidated Statements of Financial Position

As at June 30, 2022 and December 31, 2021

(In thousands of US dollars, unless otherwise stated - Unaudited)

	Note	June 30, 2022	December 31, 2021
		$	$
Assets

Current assets
Cash	5	44,655	56,748
Accounts receivable	6	2,620	2,097
Prepaid expenses		2,036	526
		49,311	59,371
Non-current assets
Investments	7	9	1,179
Investment in Juanicipio	8	316,745	291,084
Exploration and evaluation assets	3,9	29,207	20,254
Property and equipment	10	419	484
		346,380	313,001
Total assets		395,691	372,372

Liabilities

Current liabilities
Trade and other payables		1,494	1,500
Current portion of lease obligation	10	144	110
		1,638	1,610
Non-current liabilities
Lease obligation	10	215	275
Deferred income taxes		2,218	2,557
Provision for reclamation	9	409	409
		2,842	3,241
Total liabilities		4,480	4,851

Equity

Share capital	11	556,787	543,927
Equity reserve		18,855	18,215
Accumulated other comprehensive income		782	1,798
Deficit		(185,213)	(196,419)
Total equity		391,211	367,521
Total liabilities and equity		395,691	372,372

Commitments and contingencies	17

See accompanying notes to the condensed interim consolidated financial statements

3

MAG SILVER CORP.

Condensed Interim Consolidated Statements of Cash Flows

For the three and six months ended June 30, 2022 and 2021

(In thousands of US dollars, unless otherwise stated - Unaudited)

		Three months ended		Six months ended
		June 30,	June 30,	June 30,	June 30,
		2022	2021	2022	2021
	Note	$	$	$	$

OPERATING ACTIVITIES
Income (loss) for the period		7,562	3,305	10,242	(357)
Items not involving cash:
Depreciation and amortization	10	34	39	68	68
Deferred income tax expense (benefit)		1,270	(1,405)	(332)	242
Exploration and evaluation assets written down	9	-	-	10,471	-
Income from equity accounted Investment in Juanicipio	8	(12,347)	(4,820)	(26,109)	(5,452)
Share-based payment expense	11b,c,d	708	1,485	1,205	2,678
Unrealized foreign exchange loss (gain)		201	(318)	216	(368)

Movements in non-cash working capital
Accounts receivable		(43)	114	(105)	161
Prepaid expenses		781	574	(1,509)	(624)
Trade and other payables		(3,196)	128	(841)	(168)
Net cash used in operating activities		(5,030)	(898)	(6,694)	(3,820)

INVESTING ACTIVITIES
Exploration and evaluation expenditures	3,9	(2,549)	(2,218)	(3,840)	(3,815)
Acquisition of Gatling Exploration, net of cash acquired	3	(250)	-	(2,653)	-
Investment in Juanicipio	8	(104)	(23,809)	(189)	(23,910)
Proceeds from disposition of equity securities	7	-	-	1,111	3,349
Purchase of equipment	10	(13)	-	(13)	(4)
Net cash used in investing activities		(2,916)	(26,027)	(5,584)	(24,380)

FINANCING ACTIVITIES
Issuance of common shares upon exercise of stock options	11a	32	117	32	192
Payment of lease obligation (principal)	10	(25)	(18)	(53)	(41)
Net cash provided by (used in) financing activities		7	99	(21)	151

Effect of exchange rate changes on cash		346	324	206	383

Decrease in cash during the period		(7,593)	(26,502)	(12,093)	(27,666)
Cash, beginning of period		52,248	92,844	56,748	94,008
Cash, end of period		44,655	66,342	44,655	66,342

See accompanying notes to the condensed interim consolidated financial statements

4

MAG SILVER CORP.

Condensed Interim Consolidated Statements of Changes in Equity

For the three and six months ended June 30, 2022 and 2021

(In thousands of US dollars, except shares - Unaudited)

					Accumulated
		Common shares			other
		without par value		Reserve	comprehensive		Total
		Shares	Amount	Equity	income (loss)	Deficit	equity
	Note		$	$	$	$	$
Balance, January 1, 2021		94,813,122	496,604	16,906	10,628	(207,470)	316,668

Stock options exercised	11a,b	75,066	1,315	(330)	-	-	985
Stock options exercised cashless	11a,b	25,089	177	(177)	-	-	-
Restricted and performance share units converted	11a,c	40,131	826	(826)	-	-	-
Deferred share units converted	11a,d	159,810	1,663	(1,663)	-	-	-
Share-based payment	11b,c,d	-	-	4,305	-	-	4,305
Issued for cash		2,691,000	43,242	-	-	-	43,242
Issued for property option payment		5,223	100	-	-	-	100
Transfer of gain on disposal of equity securities
at FVOCI to deficit, net of tax	7	-	-	-	(5,026)	5,026	-

Unrealized loss on equity securities	7	-	-	-	(4,401)	-	(4,401)
Deferred tax benefit on unrealized securities loss	7	-	-	-	597	-	597
Income for the period		-	-	-	-	6,025	6,025
Balance, December 31, 2021		97,809,441	543,927	18,215	1,798	(196,419)	367,521

Stock options exercised	11a,b	3,125	39	(7)	-	-	32
Stock options exercised cashless	11a,b	16,702	165	(165)	-	-	-
Restricted and performance share units converted	11a,c	29,482	281	(281)	-	-	-
Deferred share units converted	11a,d	25,000	218	(218)	-	-	-
Shares issued on acquisition of Gatling Exploration	3,11a,b	774,643	11,212	-	-	-	11,212
Shares issued in settlement of Gatling Exploration
liability	3,11a,b	63,492	945	85	-	-	1,030
Share-based payment	11b,c,d	-	-	1,226	-	-	1,226
Transfer of gain on disposal of equity securities
at FVOCI to deficit, net of tax	7	-	-	-	(964)	964	-

Unrealized loss on equity securities	7	-	-	-	(59)	-	(59)
Deferred tax benefit on unrealized securities loss	7	-	-	-	7	-	7
Income for the period		-	-	-	-	10,242	10,242
Balance, June 30, 2022		98,721,885	556,787	18,855	782	(185,213)	391,211

Six months ended June 30, 2021
Balance, January 1, 2021		94,813,122	496,604	16,906	10,628	(207,470)	316,668

Stock options exercised	11a,b	16,386	246	(54)	-	-	192
Stock options exercised cashless	11a,b	25,089	177	(177)	-	-	-
Restricted and performance share units converted	11a,c	19,497	216	(216)	-	-	-
Deferred share units converted	11a,d	80,836	902	(902)	-	-	-
Share based payment	11b,c,d	-	-	2,678	-	-	2,678
Issued for property option payment		5,223	100	-	-	-	100
Transfer of gain on disposal of equity securities
at FVOCI to deficit, net of tax		-	-	-	(2,411)	2,411	-

Unrealized loss on equity securities		-	-	-	(3,424)	-	(3,424)
Deferred tax benefit on unrealized securities loss		-	-	-	465	-	465
Loss for the period		-	-	-	-	(357)	(357)
Balance, June 30, 2021		94,960,153	498,245	18,235	5,258	(205,416)	316,322

See accompanying notes to the condensed interim consolidated financial statements

5

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2022
(Expressed in thousands of US dollars unless otherwise stated - unaudited)

1.	NATURE OF OPERATIONS

MAG Silver Corp. (the “Company” or “MAG”) was incorporated on April 21, 1999 and is governed by the Business Corporations Act of the Province of British Columbia. Its shares are listed on both the Toronto Stock Exchange in Canada and the NYSE American Exchange in the United States of America.

The Company is a Canadian development and exploration company focused on becoming a top-tier primary silver mining company by exploring and advancing high-grade, district scale, silver-dominant projects in the Americas. The Company’s principal asset is a 44% interest in the Juanicipio Project (see Investment in Juanicipio, Note 8) located in Zacatecas, Mexico, which has substantially completed construction of a 4,000 tonnes per day processing plant, which will commence commissioning upon tie in to the national electrical grid expected in the third quarter of 2022. The Juanicipio Project is currently toll milling its mineralized material at two nearby Fresnillo plc (“Fresnillo”) facilities. The Company defers all acquisition, exploration and development costs related to the properties which are not yet in commercial production. The recoverability of these amounts is dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the development of the interests, and future profitable production, or alternatively, upon the Company’s ability to dispose of its interests on a profitable basis.

Address of registered office of the Company:

2600 – 595 Burrard Street

Vancouver, British Columbia,

Canada V7X 1L3

Head office and principal place of business:

770 – 800 West Pender Street

Vancouver, British Columbia,

Canada V6C 2V6

The Company’s capital and operating costs are affected by the cost of commodities and goods such as explosives, fuel, electrical power and supplies. Management of the Company assumes that the materials and supplies required for operations, development and commercial production will be available for purchase and that the Company will have access to the required amount of sufficiently skilled labour. As the Company relies on certain third-party suppliers and contractors, these factors can be outside its control and an increase in the costs of (due to inflation, rising interest rate environment, pandemics, impacts of the Russia and Ukraine conflict, or otherwise), or a lack of availability of, commodities, goods and labour may have an adverse impact on the Company’s financial condition and results of operations.

6

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2022
(Expressed in thousands of US dollars unless otherwise stated - unaudited)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(i)	Statement of compliance

These condensed interim consolidated financial statements (“Interim Financial Statements”) are prepared under International Accounting Standards 34 Interim Financial Reporting (“IAS 34”) in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). They do not include all of the information required for full annual IFRS financial statements and therefore should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2021.

The accounting policies applied in the preparation of the Interim Financial Statements are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended December 31, 2021 except as noted below.

The Company adopted the following accounting policy during the period:

Asset acquisition

Upon the acquisition of an asset or a group of assets and liabilities that does not constitute a business, the Company identifies and recognizes the individual identifiable assets acquired and liabilities assumed. The cost of the group is allocated to the individual identifiable assets and liabilities on the basis of their relative fair values at the date of purchase. Such a transaction or event does not give rise to goodwill.

These Interim Financial Statements have been prepared on a historical cost basis except for the revaluation of certain financial instruments, which are stated at their fair value.

These Interim Financial Statements were authorized for issuance by the Board of Directors of the Company on August 12, 2022.

(ii)	Critical Judgements, Significant Estimates and Assumptions

The Company makes certain critical judgements, significant estimates and assumptions in the process of applying the Company’s accounting policies. Management believes the estimates and assumptions used in these condensed interim consolidated financial statements are reasonable; however, actual results could differ from those estimates and could impact future results of operations and cash flows. The areas involving critical judgements, significant estimates and assumptions have been set out in Note 2 of the audited consolidated financial statements for the year ended December 31, 2021.

The Company considered the impact of the COVID-19 pandemic and Russia’s invasion of Ukraine and determined that their effects did not have a material impact on the significant judgments and estimates in these condensed interim consolidated financial statements.

7

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2022
(Expressed in thousands of US dollars unless otherwise stated - unaudited)

3.	ACQUISITION OF GATLING EXPLORATION

On March 11, 2022, the Company entered into a Definitive Arrangement Agreement with Gatling Exploration Inc. (“Gatling”) to acquire all of the issued and outstanding common shares of Gatling (the “Transaction”) with the issuance of common shares of the Company and the advancement of a Canadian dollar (“C$”) $3 million convertible note receivable. Gatling is a Canadian gold exploration company focused on advancing the Larder Project, located in the prolific Abitibi greenstone belt in Northern Ontario, Canada. The Transaction was approved by the shareholders of Gatling on May 13, 2022 and on May 20, 2022 the Company completed the acquisition pursuant to which the Company acquired all of the common shares of Gatling by way of a court approved plan of arrangement. Under the terms of the arrangement each former Gatling shareholder became entitled to receive 0.0170627 of a common share of the Company in exchange for each share of Gatling held immediately prior to the arrangement. Holders of options and warrants to acquire common shares of Gatling received replacement options and warrants, respectively, entitling the holders thereof to acquire common shares of the Company, based on, and subject to, the terms of such options and warrants of Gatling, as adjusted by the plan of arrangement.

MAG issued a total of 774,643 common shares in connection with the Transaction. A portion of the liabilities of Gatling related to change of control payments to Gatling executive management was settled by the issuance of 63,492 shares of the Company.

In addition, the Company also issued 43,687 replacement stock options and 53,525 replacement warrants (see Notes 11(a), 11(e))

The Company has determined that the Transaction did not meet the definition of business combination under IFRS 3, Business Combinations and accordingly, has been accounted for as an asset acquisition.

The purchase price allocation requires management to estimate the fair value of identifiable assets acquired including intangible assets and liabilities assumed.

The following tables summarize the fair value of the consideration given and the fair values of identified assets and liabilities recognized as a result of the Transaction.

8

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2022
(Expressed in thousands of US dollars unless otherwise stated - unaudited)

Total shares issued on close:	774,643

$
MAG share price -C$	18.54
USD exchange rate	0.7807
MAG share price - US$	14.47

Value of shares on close of Transaction	11,212
Value of convertible note receivable	2,392
Value of replacement options and warrants	85
Transaction costs	350
Value of consideration paid	14,039

Fair value of identified assets acquired and liabilities assumed	$

Assets
Cash and cash equivalents	89
Receivables, prepaids and deposits	115
Exploration and evaluation assets	15,187
Total Assets	15,391

Liabilities
Accounts payable and accrued liabilities	1,315
Lease liabilities	37
Total Liabilities	1,352

Net assets acquired	14,039

9

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2022
(Expressed in thousands of US dollars unless otherwise stated - unaudited)

4.	GENERAL AND ADMINISTRATIVE EXPENSES

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2022	2021	2022	2021
	$	$	$	$
Accounting and audit	110	77	184	173
Depreciation and amortization	34	39	68	68
Filing and transfer agent fees	58	10	316	267
General office expenses	276	331	363	441
Insurance	530	360	953	609
Legal	117	33	170	115
Management compensation and consulting fees	1,254	627	2,023	1,319
Share-based payment expense	708	1,485	1,205	2,678
Shareholder relations	131	67	194	127
Travel	64	-	76	5
	3,282	3,029	5,552	5,802

5.	CASH

The Company’s cash consists of cash on hand and callable bank deposits.

6.	ACCOUNTS RECEIVABLE

	June 30,	December 31,
	2022	2021
	$	$
Receivable from Minera Juanicipio (see Note 8 & 16)	2,337	1,944
Value added tax ("IVA" and "GST")	280	152
Other receivables	3	1
	2,620	$2,097

7.	INVESTMENTS

The continuity of the Company’s investments in equity securities is as follows:

	June 30,	December 31,
	2022	2021
	$	$
Equity securities, beginning of period	1,179	11,951
Disposition of equity securities at fair value	(1,111)	(6,371)
Unrealized loss for the period	(59)	(4,401)
Equity securities, end of period	9	1,179

10

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2022
(Expressed in thousands of US dollars unless otherwise stated - unaudited)

During the six months ended June 30, 2022, the Company disposed of certain equity securities held as investments. The proceeds on disposition were $1,111 (year ended December 31, 2021: $6,371). In addition, the Company recognized a gain on disposal of $964 (net of $147 tax) (year ended December 31, 2021: $5,026 net of $784 tax) which was transferred from other comprehensive income (loss) to deficit. During the six months ended June 30, 2022, the Company recorded an unrealized loss of $59 (year ended December 31, 2021: $4,401) on its investment in equity securities designated as fair value through other comprehensive income (“FVTOCI”) instruments. A deferred tax benefit related to this unrealized loss in the period in the amount of $7 was also recorded (year ended December 31, 2021: $597) in other comprehensive income (loss).

8.	INVESTMENT IN JUANICIPIO

The Company acquired a 100% interest in the Juanicipio property effective July 16, 2003. Pursuant to an agreement effective July 1, 2005 (the “Agreement”) with Industrias Peñoles, S.A. de C.V. (“Peñoles”), the Company granted Peñoles or any of its subsidiaries an option to earn a 56% interest in the Juanicipio property in Mexico in consideration for Peñoles conducting $5,000 of exploration on the property over four years and Peñoles purchasing $1,000 of common shares of the Company in two tranches for $500 each.

In mid 2007, Peñoles met all of the earn-in requirements of the Agreement. In December 2007, the Company and Peñoles created an operating company named Minera Juanicipio, S.A. de C.V. (“Minera Juanicipio”) for the purpose of holding and operating the Juanicipio property. In December 2007, all mineral rights and surface rights relating to the Juanicipio property held by the Company and Peñoles, respectively, were ceded into Minera Juanicipio. In 2008, MAG was notified that Peñoles had transferred its 56% interest of Minera Juanicipio to Fresnillo, a subsidiary of Peñoles, pursuant to a statutory merger. Minera Juanicipio is held 56% by Fresnillo and 44% by the Company. On December 27, 2021, the Company and Fresnillo created Equipos Chaparral, S.A. de C.V. (“Equipos Chaparral”) in the same ownership proportions (Fresnillo 56% / MAG 44%) for the purpose of holding the Juanicipio plant and mining equipment, to be leased to Minera Juanicipio. Minera Juanicipio and Equipos Chaparral are collectively referred to herein as “Juanicipio,” and in reference to the project, the “Juanicipio Project.”

Juanicipio is governed by a shareholders’ agreement and by corporate by-laws. All costs relating to Juanicipio are required to be shared by the Company and Fresnillo pro-rata based on their ownership interests in Juanicipio, and if either party does not fund pro-rata, their ownership interest will be diluted in accordance with the shareholders’ agreement and by-laws.

Fresnillo is the operator of Juanicipio, and with its affiliates, beneficially owns 9.96% of the common shares of the Company as at June 30, 2022, as publicly reported.

The Company has recorded its investment in Juanicipio (“Investment in Juanicipio”) using the equity method of accounting. The recorded value of the investment includes the carrying value of the deferred exploration, mineral and surface rights, Juanicipio costs incurred by the Company, the required net cash investments to establish and maintain its 44% interest in Juanicipio, and the Company’s 44% share of income (loss) from Juanicipio.

11

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2022
(Expressed in thousands of US dollars unless otherwise stated - unaudited)

The Company’s investment relating to its interest in Juanicipio is detailed as follows:

	June 30,	December 31,
	2022	2021
	$	$
Juanicipio Project oversight expenditures incurred 100% by MAG	395	620
Interest earned, net of interest contributed to Investment in Juanicipio	(843)	(1,316)
Cash contributions and advances to Juanicipio (see Note 16) (1)	-	73,524
Total for the period	(448)	72,828
Income from equity accounted Investment in Juanicipio (2)	26,109	15,686
Balance, beginning of period	291,084	202,570
Balance, end of period	316,745	291,084

(1) A portion of the Investment in Juanicipio is in the form of interest bearing shareholder loans. The interest accrued within Juanicipio was capitalized to ‘Mineral interests, plant and equipment and the interest recorded by the Company on the loan totaling $1,570 for the six months ended June 30, 2022 (Year ended December 31, 2021: $1,316) was credited to the Investment in Juanicipio account as an eliminating related party entry (see Note 16). Offsetting this amount in the six months ended June 30, 2022, was interest receivable of $419 (Year ended December 31, 2021: nil) which was converted into additional shareholder loans and $179 was converted into additional shareholder capital.

(2) Represents the Company’s 44% share of Juanicipio’s net income for the period, as determined by the Company.

12

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2022
(Expressed in thousands of US dollars unless otherwise stated - unaudited)

A summary of financial information of Juanicipio (on a 100% basis reflecting adjustments made by the Company, including adjustments for differences in accounting policies) is as follows:

Juanicipio Statements of Income

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2022	2021	2022	2021
	$	$	$	$

Sales	55,224	11,256	120,140	21,341
Cost of sales:
Production cost	12,717	2,373	27,981	4,259
Depreciation and amortization	5,245	-	8,676	-
Cost of sales	17,962	2,373	36,657	4,259
Gross profit	37,262	8,883	83,483	17,082
Consulting and administrative expenses	(1,376)	(236)	(2,908)	(556)
Extraordinary mining duty	(109)	(51)	(212)	(99)
	35,777	8,596	80,363	16,427
Exchange gain (losses) and other	23	1,199	(798)	124
Income tax expense	(8,439)	1,160	(20,926)	(4,160)

Income for the period	27,361	10,955	58,639	12,391

MAG's 44% equity income	12,039	4,820	25,801	5,452
Loan interest on mining assets - MAG 44%	308	-	308	-
MAG's 44% equity income	12,347	4,820	26,109	5,452

13

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2022
(Expressed in thousands of US dollars unless otherwise stated - unaudited)

Juanicipio Statements of Financial Position

	June 30,	December 31,
	2022	2021
	$	$

Cash and cash equivalents	37,504	18,972
Value added tax and other receivables	2,199	25,580
Concentrate sales receivable from Fresnillo	20,884	18,853
Inventories
Materials and supplies	3,009	-
Stockpiles	14,874	3,234
Prepaids and other assets	2,617	104
Total current assets	81,087	66,743
Right-of-use assets	1,731	2,052
Mineral interests, plant and equipment	714,127	644,609
Deferred tax assets	7,690	5,254
Total assets	804,635	718,658

Payables to Peñoles and other vendors	28,414	19,364
Interest and other payables to shareholders	2,014	4,279
Income tax payable	26,890	3,471
Total current liabilities	57,318	27,114
Lease liabilities	1,718	2,053
Provisions
Reserves for retirement and pension	28	20
Reclamation and closure	4,241	4,050
Deferred tax liabilities	27,176	31,266
Total liabilities	90,481	64,503
Shareholders equity including shareholder advances	714,153	654,155
Total liabilities and equity	804,634	718,658

14

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2022
(Expressed in thousands of US dollars unless otherwise stated - unaudited)

The Juanicipio Project has not reached commercial production as of June 30, 2022 as the processing facility is awaiting regulatory approval to connect to the national power grid, at which time commissioning will commence. However, the underground mine is now in stopes with mineralized material being processed through Fresnillo’s plants with metals being refined and sold, and effectively ready for its intended use commencing January 2022. Depreciation on mining equipment, infrastructure and mineral assets has been recognised on a units of production basis for the three and six months ended June 30, 2022.

Expenditures on mineral interests, plant and equipment capitalized directly by Juanicipio for the six months ended June 30, 2022 amounted to $69,518 (year ended December 31, 2021: $262,829).

9.	EXPLORATION AND EVALUATION ASSETS

(a) In 2017, the Company entered into an option earn-in agreement with a private group whereby the Company could earn up to a 100% interest in a prospective land claim package in the Black Hills of South Dakota. The Company was to make a final cash or share payment of $150 by May 17, 2022, the fifth anniversary of the agreement in order to complete the earn-in. Although the geological prospect of the property remained encouraging, growing negative sentiment towards resource extraction in the area, combined with a slow consultation process resulted in significant challenges being encountered in permitting the property for exploration drilling. Concurrent efforts by the Company to find a partner or buyer for the project were unsuccessful and the Company provided formal notice that it would not be make the final $150 option payment in May 2022. Consequently, the Company wrote-down the property’s full carrying amount of $10,471 during the six months ended June 30, 2022.

(b) In 2018, the Company entered into an option agreement with another private group, whereby the Company has the right to earn 100% ownership interest in a company which owns the Deer Trail project in Utah. The Company paid $150 upon signing the agreement, $150 in October 2020 and another $150 in December 2021. To earn 100% interest in the property, the Company must make remaining cash payments totaling $1,550 over the next 7 years, and fund a cumulative of $30,000 of eligible exploration expenditures by 2028 (as of June 30, 2022, the Company has incurred $13,302 of eligible exploration expenditures on the property). As at June 30, 2022, the Company has also bonded and recorded a $409 reclamation liability for the project. Other than the reclamation liability, the balance of cash payments and exploration commitments are optional at the Company’s discretion. Upon the Company’s 100% earn-in, the vendors will retain a 2% net smelter returns (“NSR”) royalty.

(c) During the six months ended June 30, 2022, the Company acquired the Larder Project in Ontario (see Note 3).

15

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2022
(Expressed in thousands of US dollars unless otherwise stated - unaudited)

To June 30, 2022, the Company has incurred the following exploration and evaluation expenditures on these earn-in projects:

	Three months ended	Six months ended	Year ended
	June 30, 2022	June 30, 2022	December 31, 2021
	$	$	$
Exploration and evaluation assets:
Acquisition costs
Larder Project acquisition	15,187	15,187	$-
Option and other payments	-	-	$300
Total acquisition costs	15,187	15,187	300
Geochemical	142	163	228
Camp and site costs	131	231	319
Drilling	2,016	2,812	3,343
Geological consulting	299	582	1,968
Geophysical	64	126	215
Land taxes and government fees	-	27	721
Legal, community and other consultation costs	83	191	475
Travel	50	81	213
Total for the period	17,972	19,400	7,782
Balance, beginning of period	11,211	20,254	12,472
Less: Amounts written off	-	(10,471)	-
Balance, end of period	29,183	29,183	20,254

Included in exploration and evaluation assets at June 30, 2022, were liabilities for trade and other payables of $879 (December 31, 2021: $518).

16

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2022
(Expressed in thousands of US dollars unless otherwise stated - unaudited)

10.	PROPERTY AND EQUIPMENT

As at June 30, 2022, the Company had the following property and equipment:

Cost	Office and computer equipment	Exploration camp and equipment	Right of use asset (see Leases below)	Total
	$	$	$	$
Balance, January 1, 2021	487	411	550	1,448
Additions and remeasurements	2	3	(5)	-
Balance, December 31, 2021	489	414	545	1,448
Additions and remeasurements	-	13	5	18
Balance, June 30, 2022	489	427	550	1,466

Accumulated depreciation and amortization	Office and computer equipment	Exploration camp and equipment	Right of use asset	Total
	$	$	$	$
Balance, January 1, 2021	460	111	202	773
Depreciation and amortization	8	45	138	191
Balance, December 31, 2021	468	156	340	964
Depreciation and amortization	3	15	65	83
Balance, June 30, 2022	471	171	405	1,047

Carrying amounts	Office and computer equipment	Exploration camp and equipment	Right of use asset	Total
	$	$	$	$
At December 31, 2021	21	258	205	484
At June 30, 2022	18	256	145	419

Lease obligation

Minimum lease payments in respect of the lease obligation and the effect of discounting are as follows:

	June 30,	December 31,
	2022	2021
	$	$
Undiscounted minimum lease payments
Less than one year	153	154
Two to three years	233	314
	386	468
Effect of discounting	(27)	(83)
Present value of minimum lease payments - total lease obligation	359	385
Less: current portion	(144)	(110)
Long-term lease obligation	215	275

17

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2022
(Expressed in thousands of US dollars unless otherwise stated - unaudited)

For the three and six months ended June 30, 2022, the Company recognized $12 and $24 respectively (three and six months ended June 30, 2021: $15 and $30 respectively), of interest expense on the lease obligation which is included in ‘General office expenses’.

11.	SHARE CAPITAL

(a)	Basic and diluted weighted average number of shares outstanding

		Three months ended	Six months ended
	June 30,	June 30,	June 30,	June 30,
	2022	2021	2022	2021
Basic weighted average shares outstanding	98,238,658	94,884,411	98,030,207	94,857,283
Effect of dilutive common share equivalents (1)	285,463	351,148	305,615	-
Diluted weighted average shares outstanding	98,524,121	95,235,559	98,335,822	94,857,283
Antidilutive securities	1,365,853	912,866	1,365,853	1,819,743

(1)	In the six months ended June 30, 2021 comparative period, common share equivalents were not included for the purpose of calculating diluted loss per share as their effect would have been anti-dilutive.

The Company is authorized to issue an unlimited number of common shares without par value.

As at June 30, 2022, there were 98,721,885 common shares outstanding (December 31, 2021: 97,809,441).

During the six months ended June 30, 2022, 3,125 stock options were exercised (six months ended June 30, 2021: 16,386) for cash proceeds of $32 (six months ended June 30, 2021: $192). An additional 51,588 stock options (six months June 30, 2021: 54,274) were exercised under the cashless exercise provision of the stock option plan whereby 16,702 (six months June 30, 2021: 25,089) shares were issued in settlement of the stock options and the remaining 34,886 were cancelled (six months ended June 30, 2021: 29,185).

During the six months ended June 30, 2022, 5,000 restricted share units and 24,482 performance share units were converted into common shares (six months ended June 30, 2021: 19,497 and nil respectively).

During the six months ended June 30, 2022, the Company issued 774,643 common shares to acquire Gatling (see Note 3). Additionally, 63,492 common shares were issued to Gatling executive management in settlement of change of control liability.

During the six months ended June 30, 2022, 25,000 deferred share units (six months ended June 30, 2021: 80,836) were converted into common shares by a former director of the Company.

18

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2022
(Expressed in thousands of US dollars unless otherwise stated - unaudited)

(b)	Stock options

The Company may enter into Incentive Stock Option Agreements with officers, employees, and consultants. On June 18, 2020, the Shareholders re-approved the Company’s rolling Stock Option Plan (the “Plan”). The maximum number of common shares that may be issuable under the Plan is set at 5% of the number of issued and outstanding common shares on a non-diluted basis at any time, provided that the number of common shares issued or issuable under the combined Plan and Share Unit Plan (Note 11(c)) shall not exceed 5% of the issued and outstanding common shares of the Company on a non-diluted basis. Options granted under the Plan have a maximum term of 5 years. As at June 30, 2022, there were 1,154,912 stock options outstanding under the Plan.

Stock option grants are recommended for approval to the Board of Directors by the Compensation and Human Resources Committee consisting of three independent members of the Board of Directors. At the time of a stock option grant, the exercise price of each option is set in accordance with the Plan, and cannot be lower than the market value of the common shares at the date of grant.

The following table summarizes the Company’s option activity, excluding the Gatling replacement options, for the periods:

		Weighted		Weighted
	Period ended	average	Year ended	average
	June 30,	exercise price	December 31,	exercise price
	2022	(C$/option)	2021	(C$/option)

Outstanding, beginning of period	988,727	16.77	1,018,067	16.07
Granted	220,898	18.76	100,000	22.40
Exercised for cash	(3,125)	12.75	(75,066)	16.48
Exercised cashless	(51,588)	14.25	(54,274)	14.44

Outstanding, end of period	1,154,912	17.27	988,727	16.77

During the six months ended June 30, 2022, 220,898 stock options to employees were granted (six months ended June 30, 2021: 50,000) with a weighted average grant date fair value of $1,402 (C$1,771) or $6.35 (C$8.02) per option.

The Company estimated the fair value of the options using the Black-Scholes option pricing model with the following weighted average assumptions:

June 30, 2022

Risk-free interest rate	2.54%
Expected volatility	61%
Expected dividend yield	nil
Expected life (years)	3

19

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2022
(Expressed in thousands of US dollars unless otherwise stated - unaudited)

During the six months ended June 30, 2022, 54,713 stock options were exercised (six months ended June 30, 2021: 70,660) with a weighted average market share price at the date of exercise of C$21.15 (six months ended June 30, 2021: C$26.95).

The following table summarizes the Company’s stock options, excluding the Gatling replacement options, outstanding and exercisable as at June 30, 2022:

Exercise price	Number	Number	Weighted average remaining
(C$/option)	outstanding	exercisable	contractual life (years)
12.75	6,250	9,375	2.35
13.46	229,318	229,318	1.78
13.91	85,263	85,263	0.43
14.98	282,128	195,053	2.66
17.02	100,000	-	4.77
20.20	120,898	-	4.89
21.26	50,000	-	4.42
21.57	231,055	77,019	3.44
23.53	50,000	16,667	3.55
12.75 - 23.53	1,154,912	612,695	3.01

During the six months ended June 30, 2022, the Company recorded share-based payment expense of $680 (six months ended June 30, 2021: $787) relating to stock options vested to employees and consultants in the period of which $21 (six months ended June 30, 2021: nil) was capitalized to exploration and evaluation assets.

During the six months ended June 30, 2022, the Company issued 43,687 replacement stock options pursuant to the Gatling acquisition with a weighted average grant date fair value of $84 (C$107) or $1.92 (C$2.45) per option summarized in the following table.

Exercise price	Number	Number	Weighted average remaining
(C$/option)	outstanding	exercisable	contractual life (years)
21.40	1,706	1,706	2.06
21.69	9,991	9,991	2.12
25.79	4,265	4,265	1.56
26.38	11,090	11,090	1.48
39.86	14,076	14,076	1.06
45.72	853	853	0.09
68.00	1,706	1,706	0.21
21.40 - 68.00	43,687	43,687	1.44

(c)	Restricted and performance share units

On June 18, 2020, the Shareholders re-approved a share unit plan (the “Share Unit Plan”) for the benefit of the Company’s officers, employees and consultants. The Share Unit Plan provides for the issuance of common shares from treasury, in the form of Restricted Share Units (“RSUs”) and Performance Share Units (“PSUs”). The maximum number of common shares that may be issuable under the Share Unit Plan is set at 1.5% of the number of issued and outstanding common shares on a non-diluted basis, provided that the number of common shares issued or issuable under the combined Share Unit Plan and Stock Option Plan (Note 11(b)) shall not exceed 5% of the issued and outstanding common shares on a non-diluted basis. RSUs and PSUs granted under the Share Unit Plan have a term of 5 years unless otherwise specified by the Board, and each unit entitles the participant to receive one common share of the Company subject to vesting criteria, and in the case of PSUs, performance criteria which may also impact the number of PSUs to vest between 0-200%.

20

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2022
(Expressed in thousands of US dollars unless otherwise stated - unaudited)

During the six months ended June 30, 2022, 80,535 RSUs were granted (six months ended June 30, 2021: 10,000) under the Company’s Share Unit Plan with 54,151 vesting in 12 months, 13,192 vesting in 24 months and another 13,192 vesting in 36 months. The RSUs had a weighted average grant date fair value of $14.67 per RSU (six months ended June 30, 2021: $18.44) as determined using the fair market value of the common shares on the date of grant. During the six months ended June 30, 2022, 5,000 RSUs (six months ended June 30, 2021: 19,497) were converted and settled with an equivalent number of common shares.

During the six months ended June 30, 2022, 79,156 PSUs were granted (six months ended June 30, 2021: nil) under the Company’s Share Unit Plan with a five-year term. Of the grant, 59,370 PSUs vest upon the achievement of specified performance targets over a three-year performance period. PSUs for which the performance targets are not achieved during the performance period are automatically forfeited and cancelled. The remainder of the grant, 19,786 PSUs are subject to a market share price performance factor measured over a three-year performance period, resulting in a PSU payout range from 50% (9,893) to 150% (29,679) PSUs. The PSUs had a weighted average grant date fair value of $16.15 per PSU as determined using the fair market value of the common shares on the date of grant.

During the six months ended June 30, 2022, 24,482 PSUs (six months ended June 30, 2021: nil) were converted and settled with an equivalent number of common shares.

The three-year performance period for the 2019 PSU grant ended on April 2022 and resulted in a PSU vesting of 96.92% or 84,960 PSUs. Consequently, 2,704 PSUs did not vest and were cancelled.

As at June 30, 2022, there were 288,871 PSUs and 99,644 RSUs issued and outstanding (December 31, 2021: 240,765 and 24,109 respectively) under the Share Unit Plan, of which 89,236 PSUs and 19,109 RSUs had vested (December 31, 2021: 6,346 PSUs and 10,776 RSUs) and are convertible into common shares of the Company. Included in the PSUs at June 30, 2022 are 59,943 PSUs with vesting conditions subject to a market share price performance factor measured over a three-year period, resulting in a PSU target vesting range from 50% (29,971 PSUs) to 150% (89,914 PSUs).

21

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2022
(Expressed in thousands of US dollars unless otherwise stated - unaudited)

During the six months ended June 30, 2022, the Company recognized a share-based payment expense of $482 (six months ended June 30, 2021: $883) relating to RSUs and PSUs vesting in the period.

(d)	Deferred share units

On June 18, 2020, the Shareholders re-approved a Deferred Share Unit Plan (the “DSU Plan”) for the benefit of the Company’s non-executive directors. The DSU Plan provides for the issuance of common shares from treasury, on conversion of Deferred Share Units (“DSUs”) granted. Directors may also elect to receive all or a portion of their annual retainer in the form of DSUs. DSUs may be settled in cash or in common shares issued from treasury, as determined by the Board at the time of the grant. The maximum number of common shares that may be issuable under the DSU Plan is set at 1.0% of the number of issued and outstanding common shares on a non-diluted basis.

During the six months ended June 30, 2022, no DSUs were granted under the plan and 4,104 DSUs were granted to directors who elected to receive a portion of their annual retainer in DSUs rather than in cash (six months ended June 30, 2021: 46,054 and 2,458 respectively). A DSU share-based payment expense of $64 was recorded in the six months ended June 30, 2022 (six months ended June 30, 2021: $1,008). Under the DSU plan, no common shares are to be issued, or cash payments made to, or in respect of a participant in the DSU Plan prior to such eligible participant’s termination date. During the six months ended June 30, 2022, 25,000 DSUs (six months ended June 30, 2021: 80,836) were converted and settled in common shares by a former director of the Company. As at June 30, 2022, there are 448,477 DSUs (December 31, 2021: 469,373) issued and outstanding under the DSU Plan, all of which have vested and 61,295 of which are available for settlement to a director no longer with the Company.

As at June 30, 2022, there are 1,991,904 common shares (December 31, 2021: 1,722,974) issuable under the combined share compensation arrangements referred to above (the Plan, the Share Unit Plan and the DSU Plan) representing 2.02% (December 31, 2021: 1.76%) of the issued and outstanding common shares on a non-diluted basis, and there are 3,931,409 (December 31, 2021: 4,145,592) share-based awards available for grant under these combined share compensation arrangements.

(e)	Replacement warrants

During the six months ended June 30, 2022, the Company issued replacement warrants pursuant to the Gatling acquisition summarized in the following table:

Exercise price	Number	Number	Weighted average remaining
(C$/warrant)	outstanding	exercisable	contractual life (years)
35.17	19,101	19,101	1.04
41.03	34,424	34,424	0.48
35.17 - 41.03	53,525	53,525	0.68

22

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2022
(Expressed in thousands of US dollars unless otherwise stated - unaudited)

12.	Capital risk management

The Company’s objectives in managing its liquidity and capital are to safeguard the Company’s ability to continue as a going concern and to provide financial capacity to meet its strategic objectives. The capital structure of the Company consists of its equity (comprising of share capital, equity reserve, accumulated other comprehensive income (loss) and deficit) and lease obligation, net of cash and investments in equity securities as follows:

	June 30,	December 31,
	2022	2021
	$	$
Equity	391,211	367,521
Lease obligation (Note10)	359	385
Cash (Note 5)	(44,655)	(56,748)
Investments (Note 7)	(9)	(1,179)

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue debt and/or acquire or dispose of assets.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. The annual budgets and any amendments thereto are approved by the Board of Directors. The Company currently does not pay out dividends.

The Company has working capital of $47,673 as at June 30, 2022. The Company may require additional capital in the future to meet its future project and other related expenditures (see Notes 8, 9, and 17). Future liquidity may depend upon the Company’s ability to arrange debt or additional equity financings.

As at June 30, 2022, the Company does not have any long-term debt and is not subject to any externally imposed capital requirements. In the fourth quarter of 2021, the Company signed a commitment letter for a fully underwritten $40,000 revolving credit facility subject to the completion of definitive documentation which is still being finalized.

13.	Financial risk management

The Company’s operations consist of the acquisition, exploration and development of projects primarily in the Americas. The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of occurrence. These risks may include credit risk, liquidity risk, currency risk, interest rate risk and other price risks. Where material, these risks are reviewed and monitored by the Board of Directors.

23

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2022
(Expressed in thousands of US dollars unless otherwise stated - unaudited)

(a)	Market risk

The Company conducts the majority of its business through its equity interest in its associates, Juanicipio (see Note 8). Juanicipio is exposed to commodity price risk, specifically to the prices of silver, gold, lead and zinc. Currently, Juanicipio produces and sells concentrates containing these metals which are each subject to market price fluctuations which will affect its profitability and its ability to generate both operating and free cash flow. Juanicipio does not hedge silver and gold prices and does not have any such positions outstanding at June 30, 2022.

(b)	Credit risk

Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if a counterparty defaults on its obligations under the contract. This includes any cash amounts owed to the Company by those counterparties, less any amounts owed to the counterparty by the Company where a legal right of set-off exists and also includes the fair values of contracts with individual counterparties which are recorded in the financial statements.

(i)	Trade credit risk

Juanicipio, in which the Company has a 44% interest, is transitioning into commercial production and now has pre-production sales (see Note 8). Juanicipio sells and receives payment at market terms, under an offtake agreement upon delivery of its concentrates to Met-Mex Peñoles, S.A. de C.V. (“Met-Mex”), a related party to Fresnillo. Met-Mex and Fresnillo have a good history and credit rating, and the Company believes Juanicipio is not exposed to significant trade credit risk.

(ii)	Cash

In order to manage credit and liquidity risk, the Company’s policy is to invest only in highly rated investment grade instruments backed by Canadian commercial banks, and in the case of its Mexican and US operations, the Company maintains minimal cash in its US and Mexican subsidiaries, as generally cash is only sent to them to cover current planned expenditures.

(iii)	Mexican value added tax

As at June 30, 2022, the Company had a receivable of $73 from the Mexican government for value added tax (Note 6). As at June 30, 2022, Juanicipio, in which the Company has a 44% interest, had a receivable of $2,036 from the Mexican government for value added tax (Note 8) (MAG’s attributable portion $896). Management expects the balances to be fully recoverable within both entities.

24

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2022
(Expressed in thousands of US dollars unless otherwise stated - unaudited)

The Company’s maximum exposure to credit risk is the carrying value of its cash, accounts receivable and loan receivable from Juanicipio which is classified as an Investment in Juanicipio in the consolidated statement of financial position, as follows:

	June 30,	December 31,
	2022	2021
	$	$
Cash (Note 5)	44,655	56,748
Accounts receivable (Note 6)	2,620	2,097
Loan to the Juanicipio Entities (Note 8 and Note 16) (1)	96,513	106,036
	143,788	164,881

(1) The expected credit losses take into account future information of the credit worthiness of Juanicipio and are not considered significant.

(c)	Liquidity risk

The Company has a planning and budgeting process in place to help determine the funds required to support the Company's normal operating requirements, its exploration and development plans, and its various optional property and other commitments (see Notes 8, 9 and 17). The annual budget is approved by the Board of Directors. The Company ensures that there are sufficient cash balances to meet its short-term business requirements.

The Company's overall liquidity risk has not changed significantly from the prior year. Future liquidity may depend upon the Company’s ability to arrange debt or additional equity financings.

(d)	Currency risk

The Company is exposed to the financial risks related to the fluctuation of foreign exchange rates, both in the Mexican peso and Canadian dollar, relative to the US$. The Company does not use any derivative instruments to reduce its exposure to fluctuations in foreign exchange rates.

Exposure to currency risk

As at June 30, 2022, the Company is exposed to currency risk through the following assets and liabilities denominated in currencies other than the functional currency of the applicable entity:

	Mexican peso	Canadian dollar
(in US$ equivalent)	$	$

Cash	19	1,004
Accounts receivable	73	207
Investments	-	9
Accounts payable	(108)	(387)
Lease obligations	-	(359)
Net (liabilities) assets exposure	(16)	474

25

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2022
(Expressed in thousands of US dollars unless otherwise stated - unaudited)

Mexican peso relative to the US$

Although the majority of operating expenses in Mexico are both determined and denominated in US$, an appreciation in the Mexican peso relative to the US$ will slightly increase the Company’s cost of operations in Mexico related to those operating costs denominated and determined in Mexican pesos. Alternatively, a depreciation in the Mexican peso relative to the US$ will decrease the Company’s cost of operations in Mexico related to those operating costs denominated and determined in Mexican pesos.

An appreciation/depreciation in the Mexican peso against the US$ will also result in a gain/loss before tax to the extent that the Company holds net monetary assets (liabilities) in pesos. Specifically, the Company's foreign currency exposure is comprised of peso denominated cash, prepaids and value added taxes receivable, net of trade and other payables. The carrying amount of the Company’s net peso denominated monetary liabilities at June 30, 2022 is 320 thousand pesos (June 30, 2021: 2.2 million net pesos monetary assets). A 10% appreciation or depreciation in the peso against the US$ would have immaterial effect on the Company’s income (loss) before tax.

Mexican peso relative to the US$ - Investment in Juanicipio

The Company conducts the majority of its business through its equity interest in its associates (see Note 8). The Company accounts for this investment using the equity method, and recognizes the Company's 44% share of earnings and losses of Juanicipio. Juanicipio also has a US$ functional currency, and is exposed to the same currency risks notedo above for the Company.

An appreciation/depreciation in the Mexican peso against the US$ will also result in a gain/loss before tax and deferred taxes (Note 8) in Juanicipio to the extent that it holds net monetary assets (liabilities) in pesos, comprised of peso denominated cash, value added taxes receivable, net of trade and other payables. The carrying amount of Juanicipio’s net peso denominated monetary liabilities at June 30, 2022 is 17.7 million pesos (June 30, 2021: 469 million net pesos denominated monetary assets). A 10% appreciation in the peso against the US$ would result in a loss before tax at June 30, 2022 of $1,967 (June 30, 2021: $2,632 gain) in Juanicipio, of which the Company would record its 44% share being $865 loss from equity investment in Juanicipio (June 30, 2021: $1,158 income), while a 10% depreciation in the peso relative to the US$ would result in an equivalent loss.

In the six months ended June 30, 2022, the Mexican pesos slightly strengthened against the US$ from 20.52 Pesos/US$ on December 31, 2021 to 20.14 on June 30, 2022, resulting in an exchange gain in Juanicipio of $139 (the Company’s 44% share $61).

C$ relative to the US$

The Company is exposed to gains and losses from fluctuations in the C$ relative to the US$.

26

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2022
(Expressed in thousands of US dollars unless otherwise stated - unaudited)

As general and administrative overheads in Canada are denominated in C$, an appreciation in the C$ relative to the US$ will increase the Company’s overhead costs as reported in US$. Alternatively, a depreciation in the C$ relative to the US$ will decrease the Company’s overhead costs as reported in US$.

An appreciation/depreciation in the C$ against the US$ will result in a gain/loss to the extent that MAG, the parent entity and the Larder Project holds net monetary assets (liabilities) in C$. The carrying amount of the Company’s net Canadian denominated monetary assets at June 30, 2022 is C$611 thousand (June 30, 2021: C$9.5 million). A 10% appreciation or depreciation in the C$ against the US$ would have immaterial effect on the Company’s income (loss) before tax.

(e)	Interest rate risk

The Company’s interest revenue earned on cash is exposed to interest rate risk. A decrease in interest rates would result in lower relative interest income and an increase in interest rates would result in higher relative interest income.

(f)	Political and country risk

The Company conducts operations in Canada, the United States of America and Mexico, and as such the Company’s operations are exposed to various levels of political and economic risks by factors outside of the Company’s control. These potential factors include, but are not limited to: royalties and tax increases or claims by government bodies, rising interest rates, supply chain constraints and general cost escalation in the current inflationary environment heightened by the invasion of Ukraine by Russia, expropriation or nationalization, foreign exchange controls, extreme fluctuations in foreign currency exchange rates, import and export tariffs and regulations, lawlessness, cancellation or renegotiation of contracts and environmental and permitting regulations. The Company currently has no political risk insurance coverage against these risks.

The Company is unable to determine the impact of these risks on its future financial position or results of operations. Changes, if any, in mining or investment policies or shifts in political attitude of foreign countries may substantially affect the Company’s exploration, development and production activities.

14.	FINANCIAL INSTRUMENTS AND FAIR VALUE DISCLOSURES

The Company’s financial instruments include cash, accounts receivable, investments, trade and other payables and lease obligation. The carrying values of cash, accounts receivable, trade and other payables and lease obligation reported in the consolidated statement of financial position approximate their respective fair values due to the relatively short-term nature of these instruments.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value as described below:

27

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2022
(Expressed in thousands of US dollars unless otherwise stated - unaudited)

Level 1:	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2:	Observable inputs other than quoted prices in Level 1 such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3:	Unobservable inputs which are supported by little or no market activity.

The Company’s financial assets or liabilities as measured in accordance with the fair value hierarchy described above are:

As at June 30, 2022	Level 1	Level 2	Level 3	Total
	$	$	$	$
Cash	44,655	-	-	44,655
Investments (Note 7)(1)	9	-	-	9
	44,664	-	-	44,664

As at December 31, 2021	Level 1	Level 2	Level 3	Total
	$	$	$	$
Cash	56,748	-	-	56,748
Investments (Note 7)(1)	1,179	-	-	1,179
	57,927	-	-	57,927

(1) The fair value of equity securities quoted in active markets, is determined based on a market approach reflecting the closing price of each particular security as at the statement of financial position date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore equity securities are classified within Level 1 of the fair value hierarchy.

There were no transfers between levels 1, 2 and 3 during the six months ended June 30, 2022 or during the year ended December 31, 2021.

15.	SEGMENTED INFORMATION

The Company operates primarily in one operating segment, being the exploration and development of mineral properties in North America. The Company’s principal asset, its 44% ownership in the Juanicipio Project, located in Mexico, and the Company also has other exploration properties in North America. The Company’s executive and head office is located in Canada.

28

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2022
(Expressed in thousands of US dollars unless otherwise stated - unaudited)

16.	RELATED PARTY TRANSACTIONS

The Company does not have offices or direct personnel in Mexico, but rather is party to a Field Services Agreement, whereby it has contracted administrative and exploration services in Mexico with Minera Cascabel S.A. de C.V. (“Cascabel”) and IMDEX Inc. (“IMDEX”). Dr. Peter Megaw, the Company’s Chief Exploration Officer, is a principal of both IMDEX and Cascabel, and is remunerated by the Company through fees to IMDEX. In addition to corporate executive responsibilities with MAG, Dr. Megaw is responsible for the planning, execution and assessment of the Company’s exploration programs, and he and his team developed the geologic concepts and directed the discovery and acquisition of the Juanicipio property.

During the period, the Company incurred expenses with Cascabel and IMDEX as follows:

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2022	2021	2022	2021
	$	$	$	$

Fees related to Dr. Megaw:
Exploration and marketing services	64	72	132	145
Travel and expenses	7	6	15	9
Other fees to Cascabel and IMDEX:
Administration for Mexican subsidiaries	14	14	27	27
Field exploration services	48	46	88	86
	133	138	262	267

All transactions are incurred in the normal course of business, and are negotiated on terms between the parties which are believed to represent fair market value for all services rendered. A portion of the expenditures are incurred on the Company’s behalf, and are charged to the Company on a “cost + 10%” basis. The services provided do not include drilling and assay work which are contracted out independently from Cascabel and IMDEX. Included in trade and other payables at June 30, 2022 is $34 related to these services (December 31, 2021: $22).

Any amounts due to related parties arising from the above transactions are unsecured, non-interest bearing and are due upon receipt of invoices.

The Company holds various mineral property claims in Mexico upon which full impairments have been recognized. The Company is obligated to a 2.5% NSR royalty on the Cinco de Mayo property payable to the principals of Cascabel under the terms of an option agreement dated February 26, 2004, whereby the Company acquired a 100% interest in the property from Cascabel, and under the terms of assignment agreements entered into by Cascabel with its principals.

The immediate parent and ultimate controlling party of the consolidated group is MAG Silver Corp. (incorporated in British Columbia, Canada).

29

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2022
(Expressed in thousands of US dollars unless otherwise stated - unaudited)

The details of the Company’s significant subsidiaries and controlling ownership interests are as follows:

	Country of	Principal	MAG's effective interest
Name	Incorporation	Project	2022(%)	2021(%)

Minera Los Lagartos, S.A. de C.V.	Mexico	(44%)	100%	100%
Gatling Exploration Inc.	Canada	(100%)	100%	-

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note.

Juanicipio, created for the purpose of holding and operating the Juanicipio Project, are held 56% by Fresnillo plc (“Fresnillo”) and 44% by the Company through Minera Los Lagartos, S.A. de C.V. Fresnillo is the operator of Juanicipio, and with its affiliates, beneficially owns 10.0% of the common shares of the Company as at June 30, 2022, as publicly reported. Juanicipio is governed by a shareholders agreement and corporate by-laws. All costs relating to the project and Juanicipio are required to be shared by the Company and Fresnillo pro-rata based on their ownership interests in Juanicipio (see Note 8).

As at June 30, 2022, Fresnillo and the Company have advanced $219,358 as shareholder loans (MAG’s 44% share $96,513) to Juanicipio, bearing interest at 3 and 6 month LIBOR + 2%. During the six months ended June 30, 2022, the interest accrued within Juanicipio was capitalized to ‘Mineral interests, plant and equipment and the interest recorded by the Company on the loans totaling $1,570 has therefore been applied to the Investment in Juanicipio account reducing its balance as an eliminating related party entry (see Note 8).

During the period, compensation of key management personnel (including directors) was as follows:

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2022	2021	2022	2021
	$	$	$	$
Salaries and other short term employee benefits	412	$359	828	645
Share-based payments (Note 11(b), (c ), and (d))	354	1,109	603	1,850
	766	1,468	1,431	2,495

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, and consists of its directors, the Chief Executive Officer and the Chief Financial Officer.

30

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2022
(Expressed in thousands of US dollars unless otherwise stated - unaudited)

17.	COMMITMENTS AND CONTINGENCIES

The following table discloses the contractual obligations of the Company and its subsidiaries as at June 30, 2022 for committed exploration work and committed other obligations.

	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 years
	$	$	$	$	$

Committed exploration expenditures	-	-	-	-	-

Minera Juanicipio (1)&(2)	-	-	-	-	-

Consulting contract commitments	660	363	218	79	-
Total Obligations and Commitments	660	363	218	79	-

(1)	Although the Company makes cash advances to Juanicipio as cash called by the operator Fresnillo (based on approved budgets), they are not contractual obligations. The Company intends, however, to continue to fund its share of cash calls and avoid dilution of its ownership interest in Juanicipio.

(2)	According to the operator, Fresnillo, contractual commitments including project development and for continuing operations total $59,359 (December 31, 2021: $76,632) and purchase orders issued for project capital and sustaining capital total $20,426 (December 31, 2021: $26,467), with respect to the Juanicipio Project on a 100% basis as at June 30, 2022.

The concessions associated with the Larder Project are all in good standing with various underlying obligations or royalties ranging from nil-2% NSRs associated with various mineral claims, and various payments upon a production announcement.

The Company is obligated to a 2.5% NSR royalty on the Cinco de Mayo property.

The Company also has discretionary commitments for property option payments and exploration expenditures as outlined above in Note 9 Exploration and Evaluation Assets. There is no obligation to make any of those payments or to conduct any work on its optioned properties. As the Company advances them, it evaluates exploration results and determines at its own discretion which option payments to make and which additional exploration work to undertake in order to comply with the funding requirements.

The Company could be subject to various investigations, claims and legal and tax proceedings covering matters that arise in the ordinary course of business activities. Each of these matters would be subject to various uncertainties and it is possible that some matters may be resolved unfavourably to the Company. Certain conditions may exist as of the date of the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company is not aware of any such claims or investigations, and as such has not recorded any related provisions and does not expect such matters to result in a material impact on the results of operations, cash flows and financial position.

31